Exhibit 99.6

To Our Shareholders

This calendar year, 2012, is an important timeframe for both our lead programs; ELND005 for the treatment of Alzheimer’s disease and TT-401, for the treatment of type 2 diabetes. Development highlights for these programs have included the commencement of clinical development of TT-401 and the presentation of Phase II clinical study data with ELND005 at the recent American Academy of Neurology meeting.

Pipeline Review

ELND005 (AZD-103) – Alzheimer’s Disease:

Subsequent to the quarter-end, three ELND005 poster presentations were presented at the American Academy of Neurology meeting in New Orleans, Louisiana. These presentations provided the results from responder analyses of the Phase II study of ELND005 in mild to moderate AD patients. The posters presented responder analyses for clinical cognitive endpoints, biomarker and CSF endpoints, as well as changes in neuropsychiatric symptoms. These analyses provide a way forward for the development of ELND005 in AD and we await an update from Elan on the next steps toward pivotal studies. In addition to AD, Elan announced in November 2011 that a human proof-of-concept clinical study was planned in patients with bipolar disorder. Elan has stated that this proof-of-concept study for bipolar disorder is expected to start either late second quarter or during the third quarter of calendar 2012. Elan has shared with us the data supporting the advancement of ELND005 in bipolar disorder. We agree with their assessment that both mechanistically and based on the neuropsychiatric data from the Phase II clinical study that there is a solid rationale to advance ELND005 into the treatment of bipolar disorder.

TT-401 –Type 2 Diabetes:

The TT-401 program broadens our development pipeline with a clinical candidate that has the potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity. This peptide is an agonist for the Glucagon–Like-Peptide-1 (GLP-1) receptor, the therapeutic mechanism of the most recently approved new biologics for diabetes. However, in addition to GLP-1 activity, TT-401 is an agonist to a second metabolic target to provide further benefits including weight loss and improved lipid profiles. Beyond the mechanism of action, TT-401 also has a desirable product profile as it is a once weekly administered peptide.

Our development team has been focused on the accelerated clinical and non-clinical advancement of TT-401 toward human proof-of-concept data in diabetes patients. Currently TT-401 is in Phase I studies which will include both single and multiple dose escalations. In December, clinical development of TT-401 began with a study evaluating the safety, tolerability and pharmacokinetics of single ascending doses of the drug candidate in healthy obese volunteers.

TT-301 – Inflammatory Diseases:

With pharma companies increasing their attention toward neuro-inflammation as a potential therapeutic target, the opportunity for the development of an oral compound such as TT-301 is growing. The approach of inhibiting cytokines has multiple potential therapeutic applications for both central nervous system and peripheral inflammatory indications. Transition continues the clinical development of TT-301, a novel and proprietary small molecule compound targeting the inhibition of inflammatory cytokine production. The first Phase I single ascending dose study of intravenously administered TT-301 has been completed. This study evaluated the safety, tolerability and pharmacokinetics of TT-301 in healthy volunteers. The next steps in development are Phase I studies of orally administered TT-301.

OUTLOOK

As we look ahead, 2012 promises important milestones for our clinical programs. This year we anticipate the start of a clinical trial of ELND005 in patients with bipolar disorder. This trial would trigger a milestone payment of US$11 million to the Company and provide an additional data point going forward. As well, with the results expected from the amyloid beta antibody Phase III studies in AD, a renewed interest in AD could lead to progress from Elan on the development of ELND005 for mild AD patients. With the TT-401 program, we look to human proof-of-concept data as this drug candidate moves toward studies in diabetic and obese subjects. Finally, TT-301 is positioned to provide an opportunity for partnership or clinical studies in the near term.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.